AIG CAPITAL SERVICES, INC.
(An indirect wholly owned subsidiary of American International Group, Inc.)
Statement of Financial Condition
December 31, 2021

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-28733

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ___01/01/2021___ AND ENDING ___12/31/2021___
                                               MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: ___AIG Capital Services, Inc.___

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

Harborside 5	185 Hudson Street
	(No. and Street)

Jersey City	NJ	07311
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Frank Curran	201-324-6404	FCurran@aig.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

___PricewaterhouseCoopers, LLP___
(Name – if individual, state last, first, and middle name)

300 Madison Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

---

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.





OATH OR AFFIRMATION

I, Frank Curran, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of AIG Capital Services, Inc., as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: Chief Financial Officer

[signature]
Notary Public

ELISE M. LANDESBERG
NOTARY PUBLIC-STATE OF NEW YORK
No. 01LA6205175
Qualified in Westchester County
My Commission Expires May 04, 2025

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

AIG CAPITAL SERVICES, INC.
(An indirect wholly owned subsidiary of American International Group, Inc.)
TABLE OF CONTENTS



Report of Independent Registered Public Accounting Firm

To the Shareholder of AIG Capital Services, Inc.

Opinion on the Financial Statement –Statement of Financial Condition

We have audited the accompanying statement of financial condition of AIG Capital Services, Inc. (the "Company") as of December 31, 2021, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 24, 2022

We have served as the Company's auditor since 1990.

AIG CAPITAL SERVICES, INC.
(An indirect wholly owned subsidiary of American International Group, Inc.)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2021

ASSETS

Cash and cash equivalents	$	30,551,639
Deferred income tax receivable		4,176,171
Other assets		393,319
Total assets	$	35,121,129

LIABILITIES AND SHAREHOLDER'S EQUITY
Liabilities

Payable to affiliated companies	$	81,593
Other liabilities		18,000
Total liabilities		99,593

Commitments and Contingencies (Note 4)

Shareholder's equity:

Common stock, no par value; 200 shares authorized; 50 shares issued and outstanding, at stated value of $500 per share	25,000
Additional paid-in capital	172,248,095
Accumulated deficit	(137,251,559)
Total shareholder's equity	35,021,536
Total liabilities and shareholder's equity	$ 35,121,129

The accompanying notes are an integral part of this financial statement.

AIG CAPITAL SERVICES, INC.
(An indirect wholly owned subsidiary of American International Group, Inc.)
NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2021

NOTE 1 - ORGANIZATION AND NATURE OF OPERATIONS

AIG Capital Services, Inc. (the "Company") is a direct subsidiary of SunAmerica Asset Management, LLC (the "Parent"). The Parent is a direct subsidiary of American General Life Insurance Company ("AGL"), which is a direct subsidiary of AGC Life Insurance Company ("AGC"). AGC is a direct subsidiary of AIG Life Holdings, Inc. ("AIGLH"), which is a direct subsidiary of SAFG Retirement Services, Inc. ("SAFG"). SAFG is a direct subsidiary of American International Group, Inc. ("AIG"), the Company's ultimate parent.

On October 26, 2020, AIG announced its intention to separate its Life and Retirement business from AIG. On November 2, 2021, AIG and Blackstone Inc. (Blackstone) completed the acquisition by Blackstone of a 9.9 percent equity stake in SAFG for $2.2 billion in an all cash transaction, subject to adjustment if the final pro forma adjusted book value is greater or lesser than the target pro forma adjusted book value. The Parent and the Company are indirect subsidiaries of SAFG. AIG has communicated that an initial public offering of SAFG is the next step in the separation of SAFG, however, no assurance can be given regarding the form that future separation transactions may take or the specific terms or timing thereof, or that a separation will in fact occur. Any separation transaction will be subject to the satisfaction of various conditions and approvals, including approval by the AIG Board of Directors, receipt of insurance and other required regulatory approvals, and satisfaction of any applicable requirements of the Securities and Exchange Commission.

The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and a member of the Financial Industry Regulatory Authority and conducts business as a distributor of variable subaccounts offered within the variable annuity and variable universal life products. The Company provided mutual fund distribution services for its related retail mutual fund product line through July 16, 2021 when the Parent discontinued its retail mutual fund operations. AGL, Variable Annuity Life Insurance Company ("VALIC") and United States Life Insurance Company in the City of New York ("USL") remain affiliates of the Company and continue on as providers of variable life insurance policies and variable annuity contracts.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

Cash and cash equivalents

Cash of $30 million at December 31, 2021 was deposited in a financial institution that at times exceeds federally insured amounts. Management believes that the risk of loss is minimal due to its assessment of the credit worthiness and financial viability of that financial institution. Cash equivalents represents a money market investment of approximately $0.1 million at December 31, 2021. The Company considers this investment a cash equivalent due to the immediate availability of funds to meet ongoing operating expenses.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

Fair value of financial instruments

Fair Value Measurements, ASC 820, "Fair Value Measurements and Disclosures," establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. Financial Accounting Standards Board ("FASB") accounting standards define fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The standards also establish a framework for measuring fair value and a valuation hierarchy based upon the transparency of inputs used in the valuation of an asset or liability. Classification within the hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The valuation hierarchy contains three levels:

- Level 1—Valuation inputs are unadjusted quoted market prices for identical assets or liabilities in active markets.

- Level 2—Valuation inputs are quoted prices for identical assets or liabilities in markets that are not active, quoted market prices for similar assets and liabilities in active markets and other observable inputs directly or indirectly related to the asset or liability being measured.

- Level 3—Valuation inputs are unobservable and significant to the fair value measurement.

The Company's money market fund investments, which are included in cash and cash equivalents on the Statement of Financial Condition, of approximately $0.1 million are classified within Level 1 of the hierarchy in accordance with ASC 820 as they are valued using published net asset values on a recurring basis. The Company does not have any investments that are classified as Level 2 or Level 3.

Deferred expenses

The Company deferred sales commissions related to the sale of AIG Funds which had both a 12b-1 distribution plan and a contingent deferred sales charge ("CDSC") feature through the retail mutual fund sale date of July 16, 2021. These costs were amortized on a straight-line basis, adjusted for redemptions, over a period ranging from one year to six years ("CDSC period"). The Company had a process to evaluate impairment annually or whenever circumstances indicate an impairment may have occurred. Due to the retail mutual fund sale and the discontinuance of the related revenue streams (distribution fees, CDSC fees, etc.) received by the Company that supported the carrying value of the deferred asset, the Company accelerated its deferred asset amortization by approximately $11.2 million reducing the deferred asset balance to zero at December 31, 2021.

Income taxes

The Company operates as an integral part of the operations of its ultimate Parent. The Company files a consolidated federal and various combined state and local income tax returns with AIG and separate tax returns with certain other states and localities. The federal income tax provision or benefit is computed on a benefit for loss basis.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

Under this method, the Company records income taxes on a separate return basis except that when determining the realizability of deferred income tax assets, it benefits from those assets that are realizable when considered in the context of the consolidated operations of itself and the ultimate Parent or are utilized currently by other members of the consolidated group. The Company calculates its own current and deferred state income taxes using the actual apportionment and statutory rates for states in which they are required to file on a separate basis. In states that have a unitary regime, AIG accrues and pays the taxes owed and does not allocate the provision or cash settle the expense with the members of the unitary group. Unlike for federal income tax purposes, AIG does not have state tax sharing agreements. AIG has determined that because the unitary tax expense will never be borne by the subsidiaries, the state tax unitary liability is not included in this separate company financial result.

Deferred income taxes are determined under the asset and liability method and are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates expected to apply to taxable income in the periods in which the deferred income tax liability or asset is expected to be settled or realized. The effect of tax rate changes on deferred income taxes is recognized in the income tax provision in the period that includes the enactment date. The Company provides a valuation allowance against deferred income tax assets ("DTAs") when it is more likely than not that such DTAs will not be realized as described above.

The Company recognizes tax benefits from uncertain tax positions only when tax positions meet the minimum probability threshold as defined by ASC 740, "Income Taxes," which is a tax position that is more likely than not to be sustained upon examination by the applicable taxing authority. A position that meets this standard is measured at the largest amount of benefit that will more likely than not be realized upon settlement. A liability is established for differences between positions taken in a tax return and amounts recognized in the financial statements. The Company's continuing practice is to recognize interest and penalties related to income tax matters as a component of the income tax provision.

Use of estimates

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). The preparation of financial statements requires management to make estimates and assumptions that effect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

FASB's accounting standards for revenue from contracts with customers, ASC 606, provides a five-step revenue recognition model for all revenue arising from contracts with customers and affects all entities that enter into contracts to provide goods or services to their customers (unless the contracts are in the scope of other standards).

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

The standard also updates the accounting for certain costs associated with obtaining and fulfilling a customer contract and requires disclosure of quantitative and qualitative information that enables users of financial statements to understand the nature, amount, timing, and uncertainty of revenues and cash flows arising from contracts with customers.

The Company identifies revenue within the guidance and reviews customer contracts to determine the Company's performance obligation and the associated timing of each performance obligation.

NOTE 3 - RELATED PARTIES

The following is a summary of the significant transactions with affiliated companies as of December 31, 2021 and for the year then ended. As indicated below, the Company had significant transactions with related parties, the terms of which may not necessarily be indicative of the terms that would have existed if the Company operated as an unaffiliated entity. The Company is the principal distributor of various mutual funds and annuities managed by the Parent.

Approximately $0.7 million has been earned by affiliates during the year ended December 31, 2021 for commissions and other sales and marketing costs in connection with the distribution of mutual fund shares.

The Company acts as distributor of subaccounts offered within AGL, VALIC and USL's, variable annuity and variable universal life products. All related broker-dealer sales commission expenses and account maintenance commission expenses incurred on the distribution of these products are maintained by these affiliates.

The Company participates in a consolidated federal income tax return with AIG and is subject to a tax sharing agreement. Pursuant to that agreement, the Company expects to receive a refund in 2022 related to its anticipated tax loss position. To the extent that its net operating losses are utilized in the consolidated return, it would receive payment for such amounts used after the filing of the 2021 federal consolidated return in 2022.

The Company benefits from services provided by employees of AGL. AGL's employees participate in various AIG-sponsored defined benefit pension and postretirement plans. AIG, as sponsor, is ultimately responsible for the maintenance of these plans in compliance with applicable laws. The Company is not directly liable for obligations under these plans; its obligation results from AIG's allocation of the Company's share of expenses from the plans based on participants' earnings for the pension plans and on estimated claims less contributions from participants for the postretirement plans.

NOTE 3 - RELATED PARTIES (CONT'D)

Effective January 1, 2016, the U.S. defined benefit pension plans were frozen. Consequently, these plans are closed to new participants and current participants no longer earn benefits. However, interest credits continue to accrue on the existing cash balance accounts and participants are continuing to accrue years of service for purposes of vesting and early retirement eligibility and subsidies as they continue to be employed by AIG and its subsidiaries.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

In the normal course of business the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of material loss to be remote.

From time to time, the Company is involved in legal proceedings relating to products and practices of the Company and the Company's financial advisors including litigation and arbitrations with private claimants, and informal and formal requests for information, examinations, and investigations. The outcome of these matters in the form of potential monetary damages, fines or penalties is possible but non-estimable at this time.

NOTE 5 - INCOME TAXES

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting and income tax reporting purposes. The significant components of the deferred tax assets and liabilities are as follows:

Deferred Tax Assets:	
Federal net operating loss carryforwards	$ 4,023,822
State net operating loss carryforwards	666,888
State deferred tax asset	5,886
Deferred expenses	152,350
Deferred Tax Asset Before Valuation Allowance	$ 4,848,946
Less: Valuation Allowance	(672,775)
Net Deferred Tax Asset	$ 4,176,171

The deferred income tax assets related to federal net operating loss carryforwards will begin to expire in 2028. These deferred income tax assets are considered more likely than not realizable based on the reversal of the deferred tax liability and the historical and projected earnings of the ultimate Parent. Pursuant to the tax sharing agreement, the Company receives benefit for its net operating losses utilized in the AIG consolidated federal tax return.

AIG CAPITAL SERVICES, INC.
(An indirect wholly owned subsidiary of American International Group, Inc.)
NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2021

NOTE 5 - INCOME TAXES (CONT'D)

In addition, the Company has deferred income taxes of approximately $0.7 million related to state net operating loss carryforwards. Such carryforwards began to expire in 2020. The Company has concluded that it is more likely than not that deferred income tax assets related to the state net operating loss carryforwards will not be realized. Accordingly, as of December 31, 2021, the Company has a state valuation allowance of $0.7 million on the related deferred income tax assets. This represents a state valuation allowance increase of $0.2 million from prior year.

The Company recognizes and measures its unrecognized tax benefits in accordance with authoritative guidance. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. Based on this standard, the Company has concluded it has no positions for which a reserve for unrecognized tax benefits should be established.

The Company is currently under Internal Revenue Service examination for the taxable years 2011 to 2013. Although the final outcome of possible issues raised in any future examination is uncertain, the Company believes that the ultimate liability, including interest, will not materially exceed amounts recorded in the consolidated financial statements. The Company's taxable years 2008 to 2021 remain subject to examination by state tax jurisdictions.

NOTE 6 - REGULATORY

The Company is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (the rule of the applicable exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). The Company is required to maintain minimum net capital equal to the greater of $25,000 or $6^2/3\%$ of aggregate indebtedness.

At December 31, 2021, the Company had net capital of $30,440,705, which was $30,415,705 in excess of its required net capital of $25,000. The ratio of aggregate indebtedness to net capital is .0033 to 1.



Report of Independent Registered Public Accounting Firm

To Management of AIG Capital Services, Inc.

We have reviewed AIG Capital Services, Inc.'s assertions, included in the accompanying AIG Capital Services, Inc.'s Exemption Report, in which (1) the Company identified 17 C.F.R. § 240.15c3-3(k) (1) as the provision under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (the "exemption provision") and (2) the Company stated that it met the identified exemption provision throughout the year ended December 31, 2021 without exception. The Company's management is responsible for the assertions and for compliance with the identified exemption provision throughout the year ended December 31, 2021.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assertions. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's assertions referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of 17 C.F.R. § 240.15c3-3.

PricewaterhouseCoopers LLP

February 24, 2022

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, www.pwc.com/us



AIG
AIG Capital Services, Inc
Harborside 5
185 Hudson Street, Suite 3300
Jersey City, NJ 07311

AIG Capital Services, Inc.'s Exemption Report

AIG Capital Services, Inc. is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provision of 17 C.F.R. § 240.15c3-3 (k): (1).

(2) The Company met the identified exemption provision in 17 C.F.R. § 240.15c3-3(k) throughout the period January 1, 2021 to December 31, 2021

<u>AIG Capital Services, Inc.</u>

I, Frank Curran, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By:

Title: Chief Financial Office

February 24, 2022